Exhibit 12.1

STAPLES, INC. AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges
(Amounts in Thousands, Except Ratios)
(unaudited)

	Fiscal Year Ended
	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Earnings:
Income from continuing operations before income taxes	$268,135	$1,062,805	$265,423	$1,464,644	$1,366,537
Add Fixed Charges:
Interest portion of rental expense	230,248	240,408	251,677	251,878	248,810
Interest expense, net of capitalized interest	49,136	131,429	183,448	199,735	239,639
Amortization of capitalized interest	—	—	—	—	—
Pre-tax losses from equity method investees	—	—	1,661	3,626	1,972
Less:
Capitalized interest	—	—	—	—	—
Noncontrolling interest	—	—	—	—	—
Earnings	$547,519	$1,434,642	$702,209	$1,919,883	$1,856,958

Fixed charges:
Interest portion of rental expense	$230,248	$240,408	$251,677	$251,878	$248,810
Interest expense, net of capitalized interest	49,136	131,429	183,448	199,735	239,639
Capitalized interest	—	—	—	—	—
Fixed charges	$279,384	$371,837	$435,125	$451,613	$488,449

Ratio of earnings to fixed charges	1.96	3.86	1.61	4.25	3.80